Exhibit I
EVANGELOS MARINAKIS, THE CEO OF CRUDE CARRIERS,
DISCUSSES THE STRENGTHS OF THE COMPANY
Interview with Barry Parker of BDP1
ATHENS, GREECE-(03/23/10) — Crude Carriers Corp. (NYSE: CRU), a tanker company focusing on the maritime transportation of crude oil cargoes, announced that the Company’s Chairman & Chief Executive Officer, Mr. Evangelos Marinakis, is featured today in an interview with Mr. Barry Parker of BDP1.
Please find below the full text of the interview.
EVANGELOS MARINAKIS, THE CEO OF CRUDE CARRIERS, DISCUSSES THE STRENGTHS OF THE COMPANY
Barry Parker:
We have with us Evangelos Marinakis, the CEO of newly listed Crude Carriers Corp. (NYSE: CRU). The company successfully completed its IPO on March 12, 2010 raising gross proceeds of $256.5 million. Crude Carriers Investments Corp, a company controlled by Mr. Marinakis, invested an additional $40 million in cash, on the same terms as public shareholders. Crude Carriers will use the proceeds to acquire an initial fleet of three large tankers and will focus on the transportation of crude oil cargoes along global routes.
Global shipping is a highly complicated business and it is a vital link in the global economy and trade. Since 2005, shipping has gained wider acceptance among U.S. investors. Still, there is a lot to learn about the intricacies of this global business, as evidenced by some of the rumors and misunderstandings that have surrounded recent shipping IPOs.
Today, we have the opportunity to interview Mr. Marinakis and we will ask him to clarify the company’s profile and strategy.
Barry Parker:
It is good to see you again Evangelos. Let’s start with the big picture question. What is the business and investment concept behind the launching of Crude Carriers Corp?
Evangelos Marinakis:

Crude Carriers is a new investment vehicle that enables investors to get exposure to the spot crude oil charter market by acquiring vessels at what we believe to be the low point of the cycle. Right now, we believe vessel prices are at very attractive levels, they are well below their five year average and they just seem to have begun to turn up. For example, current VLCC and Suezmax values are more than 40% off their peaks in 2008 and 30% off their averages since 2005. The two newbuilding VLCCs purchased from the yard a few weeks before the Crude Carriers IPO, which were transferred to Crude Carriers at cost, for example, were purchased at a cost of $96.5 million versus a price of $190 million at the peak of the market. Today, these vessels are estimated to be worth $100 million each according to Clarksons’ reports. Looking forward, we believe that industry fundamentals will improve significantly, with direct impact on freight rates and asset values.
Returns in shipping come both from the operation of the vessels and the price you pay when you acquire the assets. The entry point in shipping is one of the most significant determinants of returns and we believe now is the right time to invest in the crude oil tanker sector.
In terms of operation, we plan to focus on the spot market, as we believe this will provide higher returns. For example, over the past five years, a spot chartering strategy resulted in a 40% premium in revenue versus a 3-year time charter strategy.
The minimal debt strategy we intend to follow lowers our cash break even point and gives us financial flexibility for growth and dividends. We intend to distribute quarterly all net cash flow less operating reserves in the form of dividends.
Crude Carriers will benefit from Capital Maritime’s commercial and technical relationships with oil majors and oil traders worldwide providing it with a significant operational competitive advantage.
And, we brought this deal to the market at no premium over the Net Asset Value of the fleet, which we believe was a compelling valuation especially when compared to our peers who trade at significant premiums.
My family has been in the shipping business for 3 generations and I have been in shipping for all my life. We bring to the table a unique track record in vessel management and in investing in the right sector at the right time. A tangible demonstration of my belief in the prospects of Crude Carriers is that I personally invested $40 million at the same valuation as the other investors, fully aligning my own interest with theirs.
Barry Parker:
Let’s talk about your fleet. How many ships do you own right now? We all know that in the tanker business, the young age of your vessels is a distinct competitive advantage. What does your fleet look like?
Evangelos Marinakis:
Unlike other shipping sectors, the tanker sector is highly regulated due to the nature of the cargoes we carry and charterers are particularly demanding when it comes to vetting. So, indeed,

the age and modernity of our fleet, as well as the reputation and track record of our manager, Capital Maritime are distinct competitive advantages.
Our initial fleet will consist of three tankers with a weighted average age of less than one year, compared to the industry average of 9 years and considerably younger than any of our public peers. Our vessels are state of the art, high specification vessels built at the best shipyards in the world and perfectly suitable for our business.
Our initial Suezmax vessel is a 2006-built 163,000 dwt crude tanker built at the Daewoo Shipyard in Korea. According to industry data, there are only four Suezmax vessels built to-date with similar high specification features. These features include the capacity to navigate through severe ice conditions (Ice Class 1A), the capacity to transport most oil products as the vessel is fully Epoxy Coated with stainless Steel Coils, and increased maneuverability due to her Bow Thruster and Controllable Pitch Propeller. We expect to take delivery of this vessel within the next 10 days.
We also have agreements to acquire two brand new sister VLCCs of 298,500 dwt each currently completing construction at Universal Shipyard in Japan. We expect to take delivery of the first vessel within this week and the second vessel towards the end of June 2010.
So we will very soon have two vessels in the water earning income for the company and by the second half of June we expect to have the full fleet in place, benefiting from their earning capacity. We expect to pay our first dividend after the end of the second quarter of 2010.
Barry Parker:
Who are you buying your vessels from? How did you determine the price to be paid for them?
Evangelos Marinakis:
The two newbuilding VLCCs were contracted shortly before the IPO from an unrelated third party for $96.5 million each and we are transferring them to Crude Carriers at the same cost, plus a one time 1% sale and purchase fee, which is a standard industry commission for sales and purchase transactions. Capital Maritime, an affiliated company controlled by me, is selling the Suezmax to Crude Carriers. The Suezmax will be acquired for $71.25 million which reflects the average of two valuations from independent shipbrokers, thereby producing an objective benchmark.
But let me elaborate here a bit more, to highlight the value and benefits of this transaction to the shareholders of Crude Carriers. Capital Maritime was able to acquire the two newbuild VLCCs on behalf of Crude Carriers at prices, which are almost 50% less than peak prices seen recently. And Capital Maritime bought these vessels without the contingency of the IPO taking advantage of an attractive market opportunity. Usually buying assets subject to IPO or equity issue means that you have to pay a premium for holding the option. We did not pay this premium. At present, based on market sources, the current market value of these VLCCs has appreciated. As these two VLCCs will be contributed to Crude Carriers at their acquisition price and not at their current market value, the shareholders of Crude Carriers receive the full benefit of the run-up in price.

Barry Parker:
What is the relationship between Crude Carriers and Capital Maritime and how can this benefit Crude Carriers?
Evangelos Marinakis:
The relationship with Capital Maritime is actually a significant competitive advantage for Crude Carriers. Capital Maritime will serve as the technical and commercial manager for our fleet and will perform other administrative functions. It is common in the shipping industry to entrust these operations to an affiliated party benefiting from its expertise, synergies and economies of scale.
Currently Capital Maritime is one of the few companies worldwide, which is approved and vetted for business with a number of oil majors and its award winning commercial and technical performance has been recognized widely in the industry. Currently, Capital Maritime is the largest chartering counterparty to BP for product tankers. So, Capital’s expertise, network, resources and relationships will be at the disposal of Crude Carriers enabling it to draw significant benefits for its operation and growth.
The fees paid to Capital are well within industry standards and, importantly, overall costs are on the low end of our peer group. Let me stress here that shipping is a global and highly competitive business, with a lot of players and with a significant amount of information and transparency. Crude Carriers has fully disclosed and will continue to provide a transparent and analytical breakdown of all fees to be paid for these services, instead of providing a single lump sum figure. Industry benchmarks and standards for such costs, fees and commission are readily and easily available, so anyone can compare them. Please bear in mind that companies, which outsource their commercial and technical management are also paying fees and commissions but often do not disclose them but it shows up in their overall operating performance.
Capital Maritime will be in a position to offer a competitive cost structure due to our hands on approach, accumulated experience and tested structure but also by virtue of the very low age of the Crude Carriers fleet. One needs only to look up the cost structure of the Capital Product Partners L.P. fleet, which is also under management by Capital Maritime. You will find that their OPEX and administrative costs are among the lowest in the industry.
Barry Parker:
Shipping companies that have a stable dividend policy tend to seek longer term charter coverage for their fleet which translates into predictable cash flows and thus predictable dividends. With Crude Carriers you follow a completely different approach, focusing on the spot market, and yet you expect to have a generous dividend payout. How can this be possible?
Evangelos Marinakis:

We have a clear dividend policy. We intend to distribute to investors all net cash flow less operating reserves. We expect to pay our first dividend after the end of the second quarter of 2010.
As I mentioned before, the spot market, especially for the large tankers has historically produced higher returns. For example, over the past five years, a spot chartering strategy resulted in a 40% premium in revenue versus a 3-year time charter strategy.
Our zero to minimal debt strategy means no covenant issues, no amortization of debt and minimal financial expenses. It lowers our cash breakeven point and sets a low hurdle for generating cash profits, even if freight rates are lower. This underpins our dividend policy, as our intention is to distribute to investors all net cash flow less operating reserves. We expect that at current spot rates we should be able to pay out substantial quarterly dividends thereby rewarding our shareholders.
At the same time, we have access to a $100 million competitively priced revolving credit facility with Nordea bank which we can use opportunistically for acquisitions. This credit facility gives the Company additional flexibility to acquire assets through accretive acquisitions, when an attractive opportunity arises.
Barry Parker:
Why do you have Class A and Class B Shares? Are your shareholders getting a fair treatment?
This shareholding structure is common in the shipping industry. Class B shares have higher voting rights enabling the quick decision making required in the highly competitive global shipping markets. However, all shares regardless of Class represent the same economic interest in the Company and get the same economic benefits. I would like to remind you that I personally invested $40 million at the same valuation as the other investors, fully aligning my own interest with theirs. More importantly, our shareholders should know that if I sell a single share below the number of shares I was allocated for my $40 million contribution at the IPO, all my Class B Shares will automatically convert to common shares and I will not have higher voting rights. Under my leadership I expect Crude Carriers to become one of the leaders in the crude tanker industry and I am fully committed to its development and growth for the benefit of all shareholders.
Barry Parker:
You are incorporated in the Marshall Islands. Is this normal industry practice?
Evangelos Marinakis:
Having the Marshall Islands as our legal domicile optimizes the operational and tax structure of our company for the benefit of our U.S. shareholders. The Marshall Islands are a Protectorate of the United States and there are special treaties between them. If you look at the shipping companies listed on U.S. Stock Exchanges you will see that many of them are domiciled in the Marshall Islands.

Barry Parker:
Greece has been in the spotlight with its financial and economic crisis. How does this affect your business?
Evangelos Marinakis:
I am optimistic that with the measures the Greek Government is taking, Greece will ultimately pull through possibly with the support of the European Union or the IMF. But let me stress that our business is not dependent on developments in the Greek economy. We derive our revenues transporting crude oil cargoes along global trade routes, so we depend on developments in the global energy markets.
PDF VERSION OF THE INTERVIEW
Please click the link below to access a PDF version of the interview.
http://www.irwebpage.com/interview/MarinakisInterview032210.pdf
About Barry Parker
Barry Parker is a financial writer and analyst specializing in the maritime sector. His articles appear in a number of prominent maritime periodicals including Fairplay, Seatrade, Lloyds Shipping Economist and Janes Transport Finance.
About Crude Carriers Corp.
Crude Carriers Corp. is a newly formed Marshall Islands corporation focusing on the maritime transportation of crude oil cargoes. The company’s common shares trade on The New York Stock Exchange under the symbol “CRU”.
Contact:
For further information please contact:
Company contacts:
Ioannis Lazaridis, President
+30 (210) 4584 950
i.lazaridis@crudecarrierscorp.com
Jerry Kalogiratos, CFO
+30 (210) 4584 950
j.kalogiratos@crudecarrierscorp.com
Investor Relations / Media:
Nicolas Bornozis, President
Capital Link, Inc.
230 Park Avenue — Suite 1536
New York, NY 10160, USA
Tel: (212) 661-7566
Fax: (212) 661-7526
E-mail: crudecarriers@capitallink.com
http://www.capitallink.com/